Filed by El Paso Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: El Paso Corporation
Commission File No.: 1-14365
Date: January 20, 2012

Jan. 20, 2012

Integration Planning Activity Update

•                  After careful consideration and a thorough analysis, the integration planning teams decided Lawson will be the finance and accounting system that will serve as the post-close common platform.  An integration planning team consisting of members from Kinder Morgan’s and El Paso’s finance, accounting, IT and HR organizations has been meeting over the past several weeks to determine how best to leverage the functionality and capabilities of our respective systems to ensure a seamless and effective transition to Kinder Morgan’s single and common system, backed by standardized business practices.  The target implementation date is July 1, 2012, pending close of the transaction, which is expected in the second quarter.

•                  We continue to evaluate various factors related to the location of the corporate headquarters for the combined company and we intend to announce that decision soon.

•                  We are finalizing the details of the common benefits plans for all employees of the combined company.  These new benefits plans will be communicated to Kinder Morgan and El Paso employees in late February or early March.

•                  On Jan. 25, Rich Kinder and other Kinder Morgan executives are scheduled to address more than 200 of El Paso’s natural gas pipeline operations employees who will be in Houston for a meeting.  Rich and other Kinder Morgan executives also plan to meet with El Paso employees at El Paso’s Colorado Springs, Colo., and Birmingham, Ala., offices in the first quarter.  The dates will be announced soon.

•                  Kinder Morgan teams are focused on communicating to El Paso management and employees more about Kinder Morgan—who we are, what we do and why we do things the way we do.  Additionally, Kinder Morgan teams are sharing with El Paso employees some of the processes that are important to the way we operate our business, such as various financial and operations reporting processes.  Communicating these processes to El Paso employees will make the transition easier and allow the employees of the combined company to hit the ground running once the transaction closes.

Q&A Update

Q                                       What is Kinder Morgan’s severance process in connection with the El Paso transaction?

A                                      Kinder Morgan’s process is as follows: 1) people will be notified directly; 2) notice will occur approximately 30-60 days prior to the closing of the transaction, which is expected in the second quarter after regulatory and shareholder approvals; 3) outplacement services will be offered; and 4) job opportunities in other Kinder Morgan business units (CO2, Products Pipelines and Terminals) will be explored.

Q                                       If an El Paso employee is offered a job at the combined company, is it possible the offer will be at a lower salary?

A                                      The merger agreement does not allow for an El Paso employee to be offered the same job at a lower salary.

Q                                       What’s the status of the sale of El Paso Exploration & Production Company?

A                                      The sale process is progressing and bids are being solicited from prospective buyers.  We still hope to close this transaction in conjunction with the closing of the El Paso acquisition.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective.  Following the Registration Statement having been declared effective by the SEC, KMI and EP, plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.